Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Wednesday, November 23, 2011

In This Edition

NU and NSTAR continue to work toward finalizing the merger, with activity in a number of areas occurring over the past several weeks.

You’ll find details in this Merger Update newsletter on the status of some key regulatory approvals and their effects on the merger process, FIT work and industry news on the merger. Thanks to all NU and NSTAR employees for your continued focus on delivering great service to customers.

Merger Progress Continues

Updates on Regulatory Approvals and Merger Timing

MDPU – On October 31, NU and NSTAR filed their final reply brief as part of merger proceedings before the Massachusetts Department of Public Utilities (MDPU).

The brief reiterated both companies’ strong belief that the proposed merger should be approved, as it satisfies the MDPU’s “net benefit” standard, providing benefits for customers and the environment.

The brief responded to final comments from intervenors, which were made by the Massachusetts Attorney General, the Massachusetts Department of Energy Resources (DOER), the Conservation Law Foundation, Cape Wind Associates and other organizations.

The final intervenor comments were similar in scope to comments in initial briefs filed in early October, specifically: (1) requesting the MDPU to place various conditions on the merger relating to rates and sharing of cost savings; and (2) asking for substantial environmental benefits as part of the merger.

Continued on next page

FITs Achieve Milestone: “As-Is” Work Complete

On Tuesday, November 15, all Functional Integration Team (FIT) leads met with members of the Integration Program Management Office (IPMO) and have now wrapped up their “as-is” work assessing the status of each company’s functions. “I want to thank and congratulate all the FIT leads and subject matter experts at both companies for their significant work over the past several months on this effort,” said David McHale, IPMO lead.

In the coming weeks the teams will now be focusing on key Day One action items and deliverables. Of the 129 Day One requirements, 27 are fully complete, 28 have planning completed but cannot be executed until closing and 74 remain in progress or will be started before the closing.

Regulatory Approvals and Merger Timing cont…

NU and NSTAR argued that the MDPU cannot impose conditions beyond its scope of authority, such as an immediate rate freeze or rate credit. NU and NSTAR also noted the merger will provide environmental benefits, as both companies have already met green legislation requirements in Massachusetts and are increasing commitments to energy efficiency, solar and electric vehicle initiatives.

The MDPU now has time to consider the briefs and make its final decision in the merger proceeding. Based on previous merger reviews, it is expected the MDPU will issue a final decision in the next one to two months.

DOER Motion – Over the summer, the DOER filed a motion with the MDPU requesting a comprehensive review of NSTAR’s rates as part of the merger proceeding. A hearing on that motion has been postponed, as NU, NSTAR and the DOER are currently working together to narrow and discuss the issues presented in the motion. A new hearing date has not been set.

NRC Review Pending – As part of the merger process, a filing was made with the Nuclear Regulatory Commission (NRC) last year seeking consent to the transfer to NU of NSTAR’s indirect control of ownership interest in three decommissioned nuclear plants. The NRC has indicated it will complete its review by the end of November.

Merger Timing and Day One – NU and NSTAR continue to believe the merger can be completed in 2011, but due to the timing of final approvals it is possible that the closing of the merger may occur in early 2012. Whether later this quarter or early in 2012, NU and NSTAR remain confident the merger will be approved. We will keep employees informed as a Day One date is finalized.

2011 EEI Conference

At the Edison Electric Institute (EEI) Financial Conference held in early November, NU and NSTAR conducted a joint presentation to provide attendees with information about the companies and the merger. After the meeting, two industry analysts upgraded their assessments of both NU and NSTAR, which demonstrates continued support of the companies and the merger.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”